FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the Month of October 2006

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        [X]            Form 40-F        [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes        [    ]            No        [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes        [    ]             No        [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities

Exchange Act of 1934:

Yes        [    ]            No        [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Item 1:	Form 6-K dated October 30, 2006 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:     /s/     Hoshang K Sethna

Name:     Hoshang K Sethna

Title:     Company Secretary

Dated: October 30, 2006

Item 1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001 Maharashtra India

News Release	October 30, 2006

Consolidated revenue growth of 42% @ Rs.7702.66 crores for the 2nd quarter

Consolidated profit of Rs.536.44 crores, up by 36%

2nd Quarter

Tata Motors today reported consolidated revenue (net of excise) at Rs.7702.66 crores recorded an increase of 42% as against Rs.5428.88 crores in the corresponding period of the previous year. The consolidated PAT for the current year quarter is Rs.536.44 crores as compared to Rs. 393.31 crores for the previous year period, an increase of 36%.

The Company’s revenue on a stand alone basis (net of excise) was Rs.6571.79 crores for the quarter ended September 30, 2006, an increase of 37%, compared to Rs.4788.18 crores in the corresponding period of 2005-06. Profit Before Tax was Rs.586.39 crores, an increase of 29% over Rs.454 crores in the previous year period while the net profit was Rs.441.72 crores, an increase of 31% over Rs. 337.87 crores for the corresponding period.

The total sales volume on a stand alone basis for the quarter was 139,704 units as compared to 107,066 units during the previous year period, an increase of 30%.

During the quarter, the Company continued to witness increases in input costs, interest rates and general inflationary pressures which are expected to continue during the rest of the year.

Half Year

Consolidated revenue in the first half (net of excise) at Rs.14473.60 crores recorded an increase of 46% as against Rs.9906.90 crores in the previous year period. The consolidated PAT at Rs.918.11 crores compared to Rs.654.82 crores, recorded a growth of 40%.

The Company’s revenue on a stand alone basis (net of excise) was Rs.12355.20 crores in the first half of 2006-07, an increase of 42% against revenue of Rs.8681.18 crores, recorded for the corresponding period of the previous year. Profit Before Tax was Rs.1084.64 crores, as against Rs.814 crores for the previous year period, an increase of 33%. The net Profit for the first half of the current year was Rs.823.57 crores as against Rs.610.54 crores for the corresponding period, an increase of 35%.

Sales volume, on a stand alone basis, in the first half at 266,098 units grew by 37% against 194,558 units in the previous year period. The Company exported 27,224 vehicles during this period as against 23,067 vehicles during the previous year period, a growth of 18%.

During the first half, the Company launched a new range of Tata Safari, a face-lifted Indigo Sedan and Indigo Marina range of vehicles which have met with an enthusiastic response. Tata Ace, the new mini-truck continues to post strong growth with its gradual extension across the country as well as with its launch in Sri Lanka.

During this period the Company improved its market share position across all its product range. The market share in the commercial vehicle segment increased to 65.2% as compared to 58.0% in the previous year, and in the passenger vehicle segment, the Company’s market share increased to 16.3% as compared to 15.8% in the previous year.

The audited financial results for the quarter and half year, ended September 30, 2006, are enclosed.

AUDITED FINANCIAL RESULTS FOR THE QUARTER/HALF YEAR ENDED SEPTEMBER 30, 2006

		Particulars	Quarter ended September 30,		Six months ended September 30,		Year ended March 31,
			2006	2005	2006	2005	2006

(A)

1		Vehicle Sales:(in Nos.) (includes traded vehicles)

		Commercial vehicles	70811	50115	133893	87343	214836

		Passenger cars and Utility vehicles	54830	42957	104981	84148	189070

		Exports	14063	13994	27224	23067	50223

			139704	107066	266098	194558	454129

2		Vehicle Production:(in Nos.)

		Commercial vehicles	82631	59687	157392	104795	246363

		Passenger cars and Utility vehicles	57665	48166	114750	95053	209959

			140296	107853	272142	199848	456322

(B)			(Rupees Crores)

1		Sales / Income from operations	7,589.29	5,568.07	14,297.94	10,121.28	24,004.12

		Less: Excise Duty	1,017.50	779.89	1,942.74	1,440.10	3,347.95

		Net Sales/Income from operations	6,571.79	4,788.18	12,355.20	8,681.18	20,656.17

2		Total Expenditure

	(a)	Increase in stock in trade and work in progress	(122.44)	(116.54)	(507.77)	(485.95)	(256.91)

	(b)	Consumption of raw materials & components and Purchase of product for sale	4,650.50	3,377.62	8,915.55	6,259.28	14,263.86

	(c)	Staff cost	342.66	275.24	645.09	552.19	1,147.17

	(d)	Other expenditure	942.75	676.83	1,907.37	1,293.89	2,926.40

	(e)	Sub total 2(a) to 2(d)	5,813.47	4,213.15	10,960.24	7,619.41	18,080.52

3		Operating profit [1-2]	758.32	575.03	1,394.96	1,061.77	2,575.65

4		Other income	84.83	58.04	170.74	116.33	289.11

5		Interest

	(a)	Gross interest	111.75	68.27	197.20	138.90	296.49

	(b)	Interest income / Interest capitalised	(16.17)	(22.21)	(29.07)	(41.83)	(70.14)

	(c)	Net interest	95.58	46.06	168.13	97.07	226.35

6		Product development expenditure	17.52	5.81	27.84	13.17	73.78

7		Depreciation and Amortisation	143.49	127.20	284.54	253.86	520.94

8		Profit after interest and depreciation [3+4-5-6-7]	586.56	454.00	1,085.19	814.00	2,043.69

9	(a)	Provision/(reversal) for diminution in value of investments(net)	0.03	–	0.41	–	(9.69)

	(b)	Employee Separation Cost	0.14	–	0.14	–	–

	(c)	Sub total 9(a) and 9(b)	0.17	–	0.55	–	(9.69)

10		Profit before tax [8-9]	586.39	454.00	1,084.64	814.00	2,053.38

11		Less: Tax expense	144.67	116.13	261.07	203.46	524.50

12		Profit after tax [10-11]	441.72	337.87	823.57	610.54	1,528.88

13		Paid-up Equity Share Capital (Face value of Rs. 10 each)	385.21	376.30	385.21	376.30	382.87

14		Reserves excluding Revaluation Reserve					5,127.81

15		Basic EPS (not annualised) Rupees	11.48	8.98	21.46	16.23	40.57

		Diluted EPS (not annualised) Rupees	10.91	8.46	20.35	15.29	38.20

16		Aggregate of Public Shareholding

	-	Number of Shares	221714831	220634817	221714831	220634817	223279749

	-	Percentage of shareholding	57.56%	58.64%	57.56%	58.64%	58.33%

Notes:-

1)	Figures for the previous period have been regrouped/reclassified wherever necessary.

2)	Other expenditure is net of foreign exchange gain of Rs. 25.39 crores for the quarter ended September 30, 2006 as against loss of Rs. 19.60 crores included for the quarter ended September 30, 2005. The corresponding figures for six months ended September 30, 2006 and September 30, 2005 and for the year ended March 31, 2006 are losses of Rs. 52.91crores, Rs. 5.10 crores and Rs. 20.35 crores, respectively.

3)	During the quarter ended September 30, 2006, the Company has invested Rs. 345 crores towards equity capital in its subsidiary company TML Financial Services Ltd.

4)	During the quarter ended September 30, 2006, 8,800 1% Foreign Currency Convertible Notes (2008) and 6,175 Zero coupon Foreign Currency Convertible Notes (2009) have been converted into 16,20,003 and 4,72,465 Ordinary Shares of Rs. 10/- each at a premium as per the terms of issue.

5)	The Company is engaged mainly in the business of automobile products consisting of all types of commercial and passenger vehicles including financing of the vehicles sold by the Company. These, in the context of Accounting Standard 17 on Segment Reporting, issued by the Institute of Chartered Accountants of India, are considered to constitute one single primary segment.

6)	As on July 1, 2006, 3 Investor complaints were outstanding. The Company received 62 complaints during the second quarter and resolved 18 complaints by September 30, 2006. There are 47 complaints unresolved as on September 30, 2006, out of which 44 complaints pertain to non-receipt of dividend.

7)	The Statutory Auditors have carried out an audit of the results stated in (B) above for the quarter and half year ended September 30, 2006.

The above Results have been reviewed by the Audit Committee of the Board and were approved by the Board of Directors at its meeting held on October 30, 2006.

AUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER/ HALF YEAR ENDED SEPTEMBER 30, 2006
			(Rs. in crores)
Particulars			Quarter ended Sept 30,		Six months ended Sept 30,		Year ended March 31,

			2006	2005	2006	2005	2006

1	Sales/Income from operations		8767.23	6243.74	16505.47	11412.54	27266.41

	Less: Excise Duty		1064.57	814.86	2031.87	1505.64	3494.20

	Net Sales/Income from operations		7702.66	5428.88	14473.60	9906.90	23772.21

2	Total Expenditure

	(a)	(Increase) in stock in trade and work in progress	(142.49)	(136.60)	(574.02)	(537.85)	(238.30)

	(b)	Consumption of raw materials & components and purchase of products for sale	5348.18	3832.68	10251.27	7156.66	16259.20

	(c)	Staff Cost	613.59	394.45	1157.44	782.26	1783.11

	(d)	Other expenditure	961.19	657.74	1942.71	1267.12	2919.96

	(e)	Sub Total 2(a) to 2(d)	6780.47	4748.27	12777.40	8668.19	20723.97

3	Operating Profit [1-2]		922.19	680.61	1696.20	1238.71	3048.24

4	Other Income		95.05	59.25	112.36	69.54	243.55

5	Interest (Net)		100.87	49.52	179.31	103.33	246.01

6	Product development expenditure		17.52	5.81	27.84	13.17	71.77

7	Depreciation		169.30	148.96	334.78	297.09	623.31

8	Amortisation of Deferred Revenue Expenditure in Subsidiaries		0.06	_	0.12	_	0.02

9	Profit after depreciation and interest [3+4-5-6-7-8]		729.49	535.57	1266.51	894.66	2350.68

10	Exceptional Items

	a)	Provision for diminution in value of investments (net)	0.03	_	0.50	_	1.70

	b)	Employee Separation Cost	0.14	_	0.14	_	_

	c)	Sub Total 10 (a) and 10(b)	0.17	_	0.64	_	1.70

11	Profit Before Tax [9-10]		729.32	535.57	1265.87	894.66	2348.98

12	Less: Tax Expense		187.32	142.95	343.72	246.17	640.00

13	Profit After Tax [11-12]		542.00	392.62	922.15	648.49	1708.98

14	Adjustment of Miscellaneous Expenditure in Subsidiaries		(0.03)	(1.56)	(0.07)	(1.56)	(2.53)

15	Share of Minority Interest		(15.31)	(3.79)	(27.89)	(5.85)	(22.29)

16	Profit in respect of investments in Associate Companies		9.78	6.04	23.92	13.74	43.93

17	Profit for the period		536.44	393.31	918.11	654.82	1728.09

18	Paid-up Equity Share Capital (Face value of Rs.10 each)		385.21	376.30	385.21	376.30	382.87

19	Reserves excluding Revaluation Reserve						5722.21

20	Basic EPS (not annualised) Rupees		13.95	10.45	23.92	17.40	45.86

21	Diluted EPS (not annualised) Rupees		13.24	9.84	22.68	16.39	43.15

Notes:-

1)	Figures for previous year have been regrouped / reclassified wherever necessary, to make them comparable. As per the Listing agreement, the Company is required to publish consolidated financial results on an annualised basis. The Company has decided to voluntarily make available the financial results on a consolidated basis so as to enable an investor facilitate a comparison of the financial performance between stand alone and consolidated basis.

2)	Reportable operating segment of the Company and its consolidated subsidiaries consists of Automotive and Others.

Automotive segment consists of business of automobile products consisting of all types of commercial and passenger vehicles including financing of the vehicles sold by the Company. Others primarily include construction equipment, engineering solutions, and software operations.

(Rs in Crores)

		Quarter ended Sept 30,		Six months ended Sept 30,		Year ended
		2006	2005	2006	2005	March 31. 2006

A	Segment Revenues
	Net sales/Income from Operations
	- Automotive and related activity	7135.25	5118.03	13387.76	9343.90	22195.16
	- Others	613.78	361.63	1204.91	651.40	1806.87

	Total segment revenue	7749.03	5479.66	14592.67	9995.30	24002.03
	Add/(Less):- Inter segment revenue	(46.37)	(50.78)	(119.07)	(88.40)	(229.82)

	Net segment revenue	7702.66	5428.88	14473.60	9906.90	23772.21

B	Segment Results before Interest exceptional items and tax
	- Automotive and related activity	672.91	498.15	1215.58	876.37	2189.40
	- Others	68.16	34.34	122.18	53.65	170.13

	Total segment results	741.07	532.49	1337.76	930.02	2359.53
	Add/(Less):-Inter segment eliminations	(5.76)	(6.65)	(4.30)	(1.57)	(0.71)

	Net segment results	735.31	525.84	1333.46	928.45	2358.82
	Add/(Less):-Unallocable income	95.05	59.25	112.36	69.54	243.55
	Add/(Less):-Interest expense	(100.87)	(49.52)	(179.31)	(103.33)	(246.01)
	Add/(Less):-Exceptional Items	(0.17)	_	(0.64)	_	(7.38)

	Total Profit before Tax	729.32	535.57	1265.87	894.66	2348.98

C	Capital employed (segment assets less segment liabilities)
				As at September 30,		As at March 31,
				2006	2005	2006

	- Automotive and related activity			10726.61	7154.31	8447.17
	- Others			682.67	950.04	697.51

	Total Capital employed			11409.28	8104.35	9144.68
	Add/(less):- Inter segment			(142.79)	(579.06)	(158.12)

	Capital employed			11266.49	7525.29	8986.56

3)	The share of profit (net) in respect of investments in associate companies include profit of Rs. 25.18 crores and loss of Rs. 0.53 crore, considered on the basis of Unaudited Financial Statements for the half year ended September 30, 2006.

4)	The Consolidated financial statement should be read in conjuction with the notes to the individual financial results for the quarter/ half year ended September 30, 2006.

5)	The Statutory Auditors have carried out an audit of the results above for the quarter and half year ended September 30, 2006.

The above Results have been reviewed by the Audit Committee of the Board and were approved by the Board of Directors at its meeting held on October 30, 2006.

For further press queries please contact Mr Debasis Ray at +91 22 6665 7209 or email at: debasis.ray@tatamotors.com.

All statements contained herein that are not statements of historical fact constitute “forward-looking statements. All statements regarding our expected financial condition and results of operations, business, plans and prospects are forward-looking statements. These forward-looking statements include but are no limited to statements as to our business strategy, our revenue and profitability, planned projects and other matters discussed herein regarding matters that are not historical fact. These forward-looking statements and any other projections (whether made by us or any third party) involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements or other projections. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by or on our behalf.